April 13, 2011

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	The Great Atlantic & Pacific Tea Company, Inc.
Form 10-K for Fiscal Year Ended February 27, 2010
Filed May 6, 2010
File No. 001-04141

Dear Mr. Owings:

The Great Atlantic & Pacific Tea Company, Inc. (the “Company” or “A&P”), herewith submits responses to the comments of the staff regarding the Company’s Form 10-K for the Fiscal Year Ended February 27, 2010 filed May 6, 2010 as discussed in a teleconference with your offices relating to your letter dated December 20, 2010 (the “Comment Letter”) and the Company’s response dated January 4, 2011.

Set forth below are the Staff’s comments contained in your letter and immediately following each comment is the Company’s response:

Form 10-K for the Fiscal Year Ended February 27, 2010

Item 9A.  Controls and Procedures, page 7

1.
We note your response to comment one in our letter dated November 17, 2010 and reissue this comment in part.  Please revise your response to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives or remove the reference to the level of assurance of your disclosure controls and procedures.  In this regard we note your response that a control system can provide only reasonable assurance of achieving desired control objectives but that you do not state whether your controls and procedures are designed to provide reasonable assurance of achieving desired objectives.

Response:  The Company proposes to include in future filings disclosure substantially the same as the following paragraph.

Item 9A – Controls and Procedures
Evaluation of Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are designed to ensure that information required to be disclosed in our Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Company’s management, including our President and Chief Executive Officer, and Chief Administrative Officer, Chief Restructuring Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

            We carried out an evaluation, under the supervision and with the participation of our Company’s management, including our Company’s President and Chief Executive Officer along with our Company’s Chief Administrative Officer, Chief Restructuring Officer and Chief Financial Officer, of the effectiveness of the design and operation of our Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b).  Based upon the foregoing, as of the end of the period covered by this report, our Company’s President and Chief Executive Officer along with our Company’s Chief Administrative Officer, Chief Restructuring Officer and Chief Financial Officer, concluded that our Company’s disclosure controls and procedures were effective at the reasonable assurance level.

The Company’s management does not expect that its disclosure controls and procedures or its internal control over financial reporting will prevent all errors and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple errors or mistakes.  Additionally, controls can be circumvented by the individual acts of some person or by collusion of two or more people.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.  Accordingly, the Company’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met and, as set forth above, the Company’s management has concluded, based on their evaluation as of the end of the period, that our disclosure controls and procedures were effective to provide reasonable assurance that the objectives of our disclosure control system were met.

Incorporation by reference of Management’s Annual Report on Internal Control over Financial Reporting

            Management of The Great Atlantic and Pacific Tea Company, Inc. has prepared an annual report on internal control over financial reporting (as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).  Management’s report is included in our Company’s Fiscal 2010 Annual Report to Stockholders and is herein incorporated by reference in this Annual Report on Form 10-K.

Incorporation by reference of Report of Independent Registered Public Accounting Firm

            The Report of Independent Registered Public Accounting Firm is included in our Company’s Fiscal 2010 Annual Report to Stockholders and is herein incorporated by reference in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

            There has been no change during the Company’s fiscal quarter ended February 26, 2011 in the Company’s internal control over financial reporting (as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The recent change in our Chief Executive Officer did not have a material effect on the Company’s internal control over financial reporting.

*  *  *  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the Form 10-K may be directed to Christopher McGarry at (201) 571-8161.

Very truly yours,

Christopher W. McGarry
Senior Vice President & General Counsel

c:           Lisa Kohl, Examiner
Sam Martin